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     NEWS RELEASE

                                  EXHIBIT "A"

                                                             [LOGO APPEARS HERE]


     For Immediate Release
     Contact: Bob Antin, CEO
              Tom Fuller, CFO

                  VETERINARY CENTERS OF AMERICA, INC. REPORTS
                SECOND QUARTER AND SIX MONTH FINANCIAL RESULTS

         Company Reports Quarterly Earnings, Before Merger Costs and Restatement For Pooling of Interests, of $0.14 Per Share

          SANTA MONICA, CA AUGUST 13, 1996 -- VETERINARY CENTERS OF AMERICA, INC. (NASDAQ NM SYMBOL: VCAI) today reported financial results for the second quarter and the six months ended June 30, 1996.

          Revenues for the second quarter ended June 30, 1996 increased 54% to a record $42,208,000 from $27,449,000 for the second quarter last year. During the second quarter of 1996, the Company completed the merger with Pets' Rx, which was accounted for as a pooling of interests. Accordingly, the Company's operating results for all periods have been restated to include the historical operating losses of Pets' Rx. As a result of the restatement for the pooling and the impact of the merger costs incurred in connection with the merger, the Company reported a net loss for the second quarter of 1996 of $1,304,000, or $0.09 per share, versus income of $567,000, or $0.05 per share, in the corresponding quarter in 1995. Excluding the merger costs (amounting to $2,901,000, or $2,795,000 after tax) and the effect of the restatement for the pooling, the Company reported net income of $2,215,00, or $0.14 per share, for the second quarter of 1996.

          For the six months ended June 30, 1996, the Company's consolidated revenues increased 68% to $77,440,000 versus $46,101,000 for the corresponding period in 1995. For six months ended June 30, 1996, the Company reported a net loss of $544,000, or $0.04 per share, compared to a net loss of $469,000, or $0.06 per share for the six months ended June 30,1995. Excluding the merger costs and the effect of the restatement, the Company posted net income for the six months ended June 30, 1996 of $3,227,000, or $0.21 per share, compared to $946,000, or $0.10 per share (excluding the after-tax effect of the first quarter 1995 restructuring charge) in the six months ended June 30, 1995.

          The substantial increase in revenue for the quarter and the six months was primarily attributable to the Company's aggressive hospital acquisition program and the expansion of its laboratory business. In the twelve months subsequent to the second

                      VETERINARY CENTERS OF AMERICA, INC.

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quarter of 1995, the Company acquired 45 animal hospitals (including 16 hospitals acquired in connection with the Pets' Rx merger) and expanded its Laboratory operations with the acquisition of five veterinary diagnostic laboratories.

     Pet Food revenue for the second quarter was $2,120,000 compared to $1,090,000 in the second quarter of 1995. As a result of the sales increases, Pet Food operating losses decreased in the second quarter to $424,000, compared to losses of $773,000 in the second quarter in 1995. The impact of the Pet Food losses on net income was $125,000 ($0.01 per share) for the quarter and $257,000 ($0.02 per share) for the six months ended June 30, 1996.

     "We are very pleased to report continued growth in revenues and earnings for the quarter and the six months ended June 30, 1996," stated Bob Antin, Chairman and Chief Executive Officer. "Each of our business lines posted significant growth in 1996. Consolidated revenue for the quarter was up 54% and operating income (excluding the merger costs) was up 97%.

     "Our animal hospital gross profit margins (before the restatement for the pooling) increased in the second quarter of 1996 to 19.1% from 18.4% in 1995, on a same-store revenue increase of 4.9% for the quarter. We significantly expanded our nationwide network of animal hospitals during the quarter through the merger with Pets' Rx on June 19, 1996 and the acquisition of six other animal hospitals. Subsequent to June 30, 1996, we have continued our aggressive acquisition program with the acquisition of The Pet Practice on July 19, 1996. With both the Pets' Rx merger and the Pet Practice acquisition, we anticipate realizing efficiencies and synergies by operating with one corporate overhead, while retaining certain key members of the acquired entities' management teams. Additionally, we expect to realize significant cost savings through the implementation of the VCA purchasing program. Both integrations are proceeding well as we have eliminated significant amounts of duplicate overhead at both Pets' Rx and The Pet Practice. Following these two major acquisitions, in which we more than doubled our number of animal hospitals, we are developing a plan to restructure this part of our company. This restructuring plan is likely to be completed in the third or fourth quarter of fiscal 1996, at which time we expect we will be required to record a restructuring charge. We will continue to eliminate overhead, as well as implement our hospital operating plan with the objective of improving the acquired entities' gross profit margins to those currently achieved by existing VCA hospitals.

     "In our laboratory division, revenues for the second quarter increased 41% over the second quarter of 1995. Gross profit margins for the quarter increased to 41.7% in 1996 from 38.3% in 1995 and operating margins increased to 32.1% from 27.6% in the prior year quarter. We are continuing to expand our laboratory business with the recent acquisition of a laboratory in Maryland, increasing our presence in that market."
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          NEWS RELEASE


     Antin continued, "Sales for Vet's Choice are continuing to grow and the losses are decreasing accordingly. We look forward to continued sales growth of both of our product lines."

          VETERINARY CENTERS OF AMERICA, INC. owns and operates the largest network of free-standing veterinary hospitals and one of the largest networks of veterinary-exclusive clinical laboratories in the country. The Company currently provides goods and services to approximately 8,000 animal hospitals nationwide. In addition, VCA is the managing general partner of Vet's Choice, a joint venture with Heinz Pet Products, an affiliate of H.J. Heinz Company (NYSE Symbol:
     HNZ), which markets and distributes a complete line of specialty pet foods.

          With the exception of the historical information, the matters discussed above include forward-looking statements that involve risks and uncertainties. Among the important factors that could cause actual results to differ from those indicated in the forward-looking statements are that the success of the Company's acquisition program is dependent upon identifying potential acquisition candidates, successfully negotiating favorable terms in the related acquisition agreements and successfully integrating and profitably operating the businesses once acquired. The failure of any of these steps would cause actual results to differ materially from the forward-looking statements discussed above. These and other risk factors are discussed in the Company's recent filings with the Securities and Exchange Commission on Forms 8-K, 10-Q and 10-K and the reader is directed to these reports for a further discussion of important factors which could cause actual results to differ materially from those in the forward-looking statements.

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                      VETERINARY CENTERS OF AMERICA, INC.
                     Consolidated Statements of Operations
                           (Unaudited-in Thousands)


                                                        Three Months                      Six Months
                                                        Ended June 30,                   Ended June 30,
                                                      1996          1995              1996           1995
                                                    --------      --------          --------       --------
Revenues:
     Animal Hospital                                $26,455        $15,791          $47,514         $28,363
     Laboratory                                      15,432         10,948           27,488          16,765
     Pet Food                                         2,120          1,090            3,970           1,631
     Eliminations                                      (799)          (380)          (1,532)           (658)
                                                    -----------------------         ------------------------
                                                     42,208         27,449           77,440          46,101
                                                    -----------------------         ------------------------

Direct Costs                                         30,489         19,978           57,199          34,719

Gross Profit:
     Animal Hospital                                  4,488          2,904            7,650           4,882
     Laboratory                                       6,429          4,193           11,099           5,940
     Pet Food                                           802            374            1,492             560
                                                    -----------------------         --------        --------
                                                     11,719          7,471           20,241          11,382
                                                    -----------------------         --------        --------
General & Administrative
     VCA Corporate                                    2,139          1,508            3,948           2,834
     Laboratory                                         980            865            1,895           1,365
     Pet Food                                         1,198          1,140            2,318           2,075
                                                    -----------------------         --------        --------
                                                      4,317          3,513            8,161           6,274
                                                    -----------------------         --------        --------

Depreciation & Amortization                           1,414            924            2,649           1,664
Restructuring Charge                                     --             --               --           1,086
Merger Costs                                          2,901             --            2,901              --

                                                    --------       --------         --------        --------
Operating Income                                      3,087          3,034            6,530           2,358
                                                    --------       --------         --------        --------

Interest Expense, Net                                   882            547            1,395           1,139
                                                    --------       --------         --------        --------
Income Before Minority Interest
   and Income Taxes                                   2,205          2,487            5,135           1,219

Minority Interest Expense                             1,938          1,160            3,309           1,191
Provision for Income Taxes                            1,571            760            2,370             497

                                                    --------       --------         --------        --------
Net (Loss) Income                                   ($1,304)          $567            ($544)          ($469)
                                                    ========       ========         ========        ========

 (Loss) Earnings Per Share                           ($0.09)         $0.05           ($0.04)         ($0.06)
                                                    ========       ========         ========        ========
Shares Used for Computing EPS                        14,163         10,514           13,697           8,091
                                                    ========       ========         ========        ========

Components of Net (Loss) Income:
     VCA                                             $2,215           $876           $3,227            $284 (1)
     Pre-merger Pets' Rx                               (724)          (309)            (976)           (753)
     Merger Costs                                    (2,795)            --           (2,795)             --
                                                    --------       --------         --------        --------
       Net (Loss) Income                            ($1,304)          $567            ($544)          ($469)
                                                    ========       ========         ========        ========

Components of (Loss) Earnings per Share:
     VCA                                              $0.14          $0.09            $0.21           $0.03 (1)
     Pre-merger Pets' Rx                              (0.05)         (0.04)           (0.07)          (0.09)
     Merger Costs                                     (0.18)          0.00            (0.18)           0.00
                                                    --------       --------         --------        --------
       (Loss) Earnings per Share                     ($0.09)         $0.05           ($0.04)         ($0.06)
                                                    ========       ========         ========        ========

(1) Excluding the restructuring charge that the Company took in the first quarter of 1995, net income for the six months ended June 30, 1995 was $946,000, or $0.10 per share.